Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-149116

October 20, 2011

PROSPECTUS SUPPLEMENT NO. 50

17,417,434 SHARES OF COMMON STOCK

AGENUS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, July 23, 2010, August 9, 2010, August 25, 2010, November 3, 2010, November 10, 2010, December 30, 2010, January 7, 2011, January 14, 2011, January 28, 2011, March 1, 2011, March 8, 2011, March 18, 2011, April 18, 2011, May 5, 2011, May 9, 2011, June 8, 2011, June 17, 2011, August 8, 2011, August 16, 2011, September 7, 2011, September 27, 2011, September 30, 2011, and October 11, 2011) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 8,708,717 shares of our common stock, which they have acquired in a private placement in the United States, and up to 8,708,717 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Reports on Form 8-K filed on October 17, 2011 and October 18, 2011, which are set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus Supplement No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No. 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, Prospectus Supplement No. 27 dated July 23, 2010, Prospectus Supplement No. 28 dated August 9, 2010, Prospectus Supplement No. 29 dated August 25, 2010, Prospectus Supplement No. 30 dated November 3, 2010, Prospectus Supplement No. 31 dated November 10, 2010, Prospectus Supplement No. 32 dated December 30, 2010, Prospectus Supplement No. 33 dated January 7, 2011, Prospectus Supplement No. 34 dated January 14, 2011, Prospectus Supplement No. 35 dated January 28, 2011, Prospectus Supplement No. 36 dated March 1, 2011, Prospectus Supplement No. 37 dated March 8, 2011, Prospectus Supplement No. 38 dated March 18, 2011, Prospectus Supplement No. 39 dated April 18, 2011, Prospectus Supplement No. 40 dated May 5, 2011, Prospectus Supplement No. 41 dated May 9, 2011, Prospectus Supplement No. 42 dated June 8, 2011, Prospectus Supplement No. 43 dated June 17, 2011, Prospectus Supplement No. 44 dated August 8, 2011, Prospectus Supplement No. 45 dated August 16, 2011, Prospectus Supplement No. 46 dated September 7, 2011, Prospectus Supplement No. 47 dated September 27, 2011, Prospectus Supplement No. 48 dated September 30, 2011, and Prospectus Supplement No. 49 dated October 11, 2011, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On October 18, 2011, the last reported closing price per share of our common stock was $3.30 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 50 IS OCTOBER 20, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

October 17, 2011

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01    Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 17, 2011, Agenus Inc. received notice from the NASDAQ Listing Qualifications Panel that the Company has regained compliance with the $1.00 bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2) and otherwise satisfies all requirements for continued listing on The NASDAQ Capital Market. Accordingly, the matter is now closed.

The full text of the press release issued in connection with the announcement is being filed as Exhibit 99.1 to this current report on Form 8-K.

Item 9.01            Financial Statements and Exhibits

(d) Exhibits

The following exhibit is filed herewith:

99.1    Press Release dated October 17, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.
Date: October 17, 2011
	By:	Garo H. Armen

Garo H. Armen
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated October 17, 2011

EXHIBIT 99.1

Agenus Compliant with NASDAQ Listing Requirements

Lexington, MA – October 17, 2011 - Agenus Inc. (NASDAQ: AGEN) today announced that it has received notice from the NASDAQ Listing Qualifications Panel (the “Panel”) that the Company has regained compliance with the $1.00 bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2) and otherwise satisfies all requirements for continued listing on The NASDAQ Capital Market. Accordingly, the matter is now closed.

About Agenus

Agenus Inc. is a biotechnology company working to develop treatments for cancers and infectious diseases. The company is focused on immunotherapeutic products based on strong platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. For more information, please visit www.agenusbio.com.

Contact:

Media and Investors:

Jonae R. Barnes

Vice President

Investor Relations &

Corporate Communications

617-818-2985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

October 18, 2011

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events

On October 18, 2011, Agenus Inc. (the “Company”) announced that the New England Journal of Medicine published results of a Phase 3 trial of GlaxoSmithKline (NYSE: GSK) Biologicals’ RTS,S malaria vaccine candidate containing the Company’s QS-21 Stimulon® adjuvant.* QS-21 is a component of AS01B, which is one of GSK Biologicals’ proprietary adjuvant systems used in RTS,S.

Results of the study, the largest malaria vaccine efficacy and safety trial ever conducted in Africa by GlaxoSmithKline and its partners, demonstrate that RTS,S provided young African children with significant protection against clinical and severe malaria – reducing risk by 56 percent and 47 percent, respectively, for the 12-month period following vaccination. These results were also announced on October 18, 2011, at the Malaria Forum hosted by the Bill & Melinda Gates Foundation in Seattle, Washington.

The full text of the press release issued in connection with the announcement is being filed as Exhibit 99.1 to this current report on Form 8-K.

Item 9.01            Financial Statements and Exhibits

(d) Exhibits

The following exhibit is filed herewith:

99.1    Press Release dated October 18, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.
Date: October 18, 2011
	By:	/s/ Shalini Sharp

Shalini Sharp
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated October 18, 2011

EXHIBIT 99.1

POSITIVE RESULTS SHOWN WITH AGENUS’ QS-21 STIMULON® ADJUVANT IN PHASE 3 TRIAL OF GLAXOSMITHKLINE’S MALARIA VACCINE

•	First time a QS-21 containing vaccine has demonstrated efficacy in a Phase 3 trial
•	QS-21 Stimulon® adjuvant currently being studied in 15 indications
¡	including four Phase 3 studies by GlaxoSmithKline

Lexington, MA – October 18, 2011 – Agenus Inc. (Nasdaq: AGEN), a developer of therapeutic vaccines for cancer and infectious diseases, today announced that the New England Journal of Medicine published results of a Phase 3 trial of GlaxoSmithKline (NYSE: GSK) Biologicals’ RTS,S malaria vaccine candidate containing the Company’s QS-21 Stimulon adjuvant.* QS-21 is a component of AS01B, which is one of GSK Biologicals’ proprietary adjuvant systems used in RTS,S.

Results of the study, the largest malaria vaccine efficacy and safety trial ever conducted in Africa by GlaxoSmithKline and its partners, demonstrate that RTS,S provided young African children with significant protection against clinical and severe malaria – reducing risk by 56 percent and 47 percent, respectively, for the 12-month period following vaccination. These results were also announced today at the Malaria Forum hosted by the Bill & Melinda Gates Foundation in Seattle, Washington.

Malaria is responsible for close to 800,000 deaths each year, most of whom are children under five in sub-Saharan Africa. The Phase 3 trial was conducted at 11 trial sites in seven countries across sub-Saharan Africa in 6,000 children aged 5 to17 months.

“We are very proud to be part of this important development program with the potential to prevent millions of malaria cases,” said Garo H. Armen, Ph.D., Chairman and CEO of Agenus Inc. “The results from this trial mark a significant milestone for our adjuvant business, as it is the first time a QS-21-containing vaccine has demonstrated efficacy in a Phase 3 trial. Our QS-21 Stimulon adjuvant has become an essential part of many vaccines in clinical development; over the next 15 months we expect additional, pivotal data from multiple important clinical programs that are being developed by our corporate partners.”

Agenus’ QS-21is a novel adjuvant contained in a substantial number of GSK’s vaccines currently in clinical development, including four GSK programs that are in Phase 3 studies. Agenus is entitled to receive milestone payments as QS-21 containing programs advance, as well as royalties for 10 years after commercial launch.

About GSK’s RTS,S Program

The efficacy and safety results in 6 to 12 week-old infants from the ongoing RTS,S Phase 3 trial are expected by the end of 2012. An analysis of severe malaria episodes so far reported in all 15,460 infants and children enrolled in the trial at 6 weeks to 17 months of age has been performed. This analysis showed 35% efficacy over a follow-up period ranging between 0 and 22 months (average 11.5 months). It is anticipated that the RTS,S malaria vaccine candidate could be available as early as 2015.

The overall incidence of serious adverse events (SAEs)** in this trial was comparable between the RTS,S candidate vaccine (18%) recipients and those receiving a control vaccine (22%). Differences in rates of SAEs were observed between the vaccines groups for specific events, such as seizures and meningitis, and were higher in the malaria vaccine group. Seizures were considered to be related to fever and meningitis was considered unlikely to be vaccine-related. These events will continue to be monitored and additional information about the safety profile of the RTS,S malaria vaccine candidate will become available over the next three years. The RTS,S malaria vaccine candidate is still under development and will be subject to the evaluation of the benefits and risks by regulatory authorities before being made available.

RTS,S is a scientific name given to this malaria vaccine candidate and represents the composition of this vaccine candidate. RTS,S aims to trigger the immune system to defend against Plasmodium falciparum malaria parasite when it first enters the human host’s bloodstream and/or when the parasite infects liver cells. It is designed to prevent the parasite from infecting, maturing and multiplying in the liver, and from re-entering the bloodstream and infecting red blood cells, at which point the affected person would begin to show symptoms of the disease.

For additional information on RTS,S, please visit GSK’s website at www.gsk.com.

About Agenus’ QS-21 Stimulon® Adjuvant

Agenus’ flagship adjuvant, QS-21 Stimulon adjuvant, is a saponin extracted from the bark of the Quillaja saponaria tree, also known as the soap bark tree or Soapbark, an evergreen tree native to warm temperate central Chile. Agenus’ QS-21 has become a key component in the development of investigational preventive vaccine formulations across a wide variety of infectious diseases, and appears to be essential for several investigational therapeutic vaccines intended to treat cancer and degenerative disorders. QS-21 Stimulon adjuvant has been widely studied in clinical development and tens of thousands of patients have received vaccines containing the adjuvant. QS-21 Stimulon adjuvant is being studied in clinical trials for approximately 15 vaccine indications, of which four are in Phase 3 studies and include GSK’s vaccine programs for RTS,S for malaria, MAGE-A3 for non-small cell lung cancer, MAGE-A3 for melanoma and Herpes Zoster for shingles. In addition, Janssen’s QS-21 Stimulon adjuvant-containing vaccine candidate is in Phase 2 trials for the treatment of Alzheimer’s disease. Agenus’ licensees include GlaxoSmithKline, Janssen Alzheimer Immunotherapy, a wholly owned subsidiary of Johnson & Johnson and Integrated Biotherapeutics. Independently, Agenus expects to advance HerpV, the Company’s novel genital herpes vaccine containing QS-21, into a Phase 2 trial during 2012.

About Agenus

Agenus Inc. is a biotechnology company working to develop treatments for cancers and infectious diseases. The company is focused on immunotherapeutic products based on strong platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. For more information, please visit www.agenusbio.com.

About GSK Biologicals

GlaxoSmithKline Biologicals (GSK Biologicals), GlaxoSmithKline’s vaccines business, is one of the world’s leading vaccine companies and a leader in innovation. The company is active in vaccine research, development and production with over 30 vaccines approved for marketing and 20 more in development - both in the prophylactic and therapeutic fields. Headquartered in Belgium, GSK Biologicals has 14 manufacturing sites strategically positioned around the globe. In 2010, GSK Biologicals distributed 1.43 billion doses of vaccines to 179 countries in both the developed and the developing world.

Through its accomplished and dedicated workforce, GSK Biologicals applies its expertise to the discovery of innovative vaccines that contribute to the health and well-being of people of all generations around the world.

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding clinical trial activities, the publication of data, and the potential application of the Company’s technologies and product candidates in the prevention and treatment of diseases. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the factors described under the Risk

Factors section of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended June 30, 2011. Agenus cautions investors not to place considerable reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this document, and Agenus undertakes no obligation to update or revise the statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Agenus’ business is subject to substantial risks and uncertainties, including those identified above. When evaluating Agenus’ business and securities, investors should give careful consideration to these risks and uncertainties.

*QS-21 Stimulon® adjuvant is an asset of Antigenics, Inc., a wholly owned subsidiary of Agenus Inc.

**A serious adverse event refers to any medical event that occurs during the course of a clinical trial and that results in death, is life threatening, requires inpatient hospitalization, or results in a persistent or significant disability or incapacity needs, regardless of whether the SAE is considered to be caused by the study vaccination, All SAEs are reported to regulatory authorities.

Stimulon is a registered trademark of Agenus Inc. and its subsidiaries.

Contact:

Media and Investors:

Jonae R. Barnes

Vice President

Investor Relations &

Corporate Communications

617-818-2985

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